UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2008
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES
EXHIBIT INDEX
EX-99.1: Inauguration of Sabine Pass LNG Regasification Terminal, USA
EX-99.2: Temporary Shut-Down of Al-Jurf Field, Libya
EX-99.3: Agreement to Acquire Synenco Energy Inc, Canada
EX-99.4: Moho-Bilondo Brought on Stream Offshore, Republic of Congo
EX-99.5:1st Quarter 2008 Results
EX-99.6: Nomination, Patrick de la Chevardiere
EX-99.7: Acquisition of Licenses in North West Shelf, Australia
EX-99.8: 1st Quarter 2008 Results of Total Gabon
EX-99.9: Saudi Aramco and Total Confirm Jubail Refinery Project
EX-99.10: Total Becomes a Global Leader in Computing Power
EX-99.11: 2008 General Meeting Report
EX-99.12: First Gas Flows from Jura, UK North Sea
EX-99.13: Acquisition of Interest in Two Offshore Blocks, Malaysia
EX-99.14: Partnership with Angola in Education Field
EX-99.15: Significant Offshore Discovery of gas and Condensates, Brunei
EX-99.16: New U.K. North Sea Discovery for Total
EX-99.17: Agreement with SOCAR for Absheron Area, Azerbaijan

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: June 11, 2008	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	USA : Inauguration of the Sabine Pass LNG Regasification Terminal (April 21, 2008).

•	EXHIBIT 99.2:	Temporary shutdown of the Al-Jurf field, Libya (April 28, 2008).

•	EXHIBIT 99.3:	Agreement to acquire Synenco Energy Inc. — Total strengthens position in Canadian Heavy Oil (April 28, 2008).

•	EXHIBIT 99.4:	Moho-Bilondo Brought on Stream Offshore the Republic of the Congo (April 28, 2008).

•	EXHIBIT 99.5:	First Quarter 2008 Results (May 7, 2008).

•	EXHIBIT 99.6:	Nomination: Patrick de la Chevardière succeeds Robert Castaigne as Chief Financial Officer of Total (May 7, 2008).

•	EXHIBIT 99.7:	Australia: Total acquires interests in three offshore licenses in the North West Shelf (May 13, 2008).

•	EXHIBIT 99.8:	Total Gabon: First Quarter 2008 Financial Results (May 14, 2008).

•	EXHIBIT 99.9:	Saudi Aramco and Total confirm Jubail Refinery Project (May 14, 2008).

•	EXHIBIT 99.10:	Total Becomes a Global Leader in Computing Power (May 15, 2008).

•	EXHIBIT 99.11:	2008 General Meeting Report (May16, 2008).

•	EXHIBIT 99.12:	UK North Sea : First Gas Flows from Jura less than one year and a half after discovery (May 20, 2008).

•	EXHIBIT 99.13:	Total Acquires Interests in Two Offshore Blocks in Malaysia (May 22, 2008).

•	EXHIBIT 99.14:	Total develops his Partnership with Angola in the Education Field (May 23, 2008).

•	EXHIBIT 99.15:	Brunei : Total announces a significant offshore discovery of gas and condensates (May 27, 2008).

•	EXHIBIT 99.16:	New U.K North Sea discovery for Total (June 4, 2008).

•	EXHIBIT 99.17:	Total Signs Heads of Agreement with SOCAR for the Absheron Area in Azerbaijan (June 5, 2008).